3-24-04

C 3/2

SECU 04017589 MMISSION
Washington, D.C. 20549

PROCESSING
SEC MAIL
RECEIVED
FEB 27 2004
SECTION
188
WASH., D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5263 Cresthaven H Building
(No. and Street)

West Palm Beach (City) Florida (State) 33415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald G Handloser (407) 967-9557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beale, James K CPA
(Name – *if individual, state last, first, middle name*)

1010 N Campbell RD (Address) Royal Oak (City) MI (State) 48067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald G Handloser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Capital, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN A. KOSMYNA
Notary Public, Wayne County, MI
Acting in WAYNE Co., MI
My Commission Expires 10/04/2007

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Franklin Capital, Inc. as of December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 42,539	3
2. Deduct ownership equity not allowable for Net Capital			( )	3
3. Total ownership equity qualified for Net Capital			42,539	3
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3
B. Other (deductions) or allowable credits (List)				3
5. Total capital and allowable subordinated liabilities			$ 42,539	3
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3
7. Other additions and/or allowable credits (List)				3
8. Net capital before haircuts on securities positions			$ 42,539	3
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List) Haircut (2% reduction of M/M	670	3736	(670)	3
10. Net Capital			$ 41,869	3

OMIT PEI

There were not material differences between the audited computation or net capital and the net capital computed above.

James K. Beale, CPA

Statement of Exemption from Computation of Reserve Requirements

Franklin Capital, Inc. claims exemption from SEC rule 15c3-3 which requires a computation of reserve requirments. Franklin Capital, Inc. is a non-clearing broker-dealer and does not carry customer's accounts on its books. In the audit conducted for Franklin Capital, Inc. for the year ended December 31, 2003, dated February 16, 2004 no customer accounts appeared on the books of Franklin Capital, Inc. The proper controls and precedures are in place to qualify for this exemption.

Supplemental Report on Material Inadequacies

In the course of the independent public accountant's tests of the accounting system and the internal control procedures, no matters were considered to be material weaknesses. The period was the year ended December 31, 2003.